As filed with the SEC on March 31, 2005

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
0-28291
NOTIFICATION OF LATE FILING

[X] Form 10-KSB

For the Annual Period Ended December 31, 2004

Part I Registrant Information

Full Name of Registrant: Capacitive Deionization Technology Systems, Inc.
Operating under CDT Systems, Inc.

Address of Principal Executive Office (Street and Number)

13636 Neutron Rd.,
Dallas, TX 75244-4410

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III Narrative

          The Report on Form 10-K for Capacitive Deionization Technology Systems, Inc., (the Company) for the annual period ended December 31, 2004, is due to be filed on March 31, 2005. The Company needs additional time to complete its review of its financial statements, in order to file an accurate annual report. The Company expects that its Form 10-K will be filed before April 15, 2005.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Phil Marshall	(972) 934-1586

          (2)          Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

          (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

Signatures

Capacitive Deionization Technology Systems, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Capacitive Deionization Technology Systems, Inc.

Date: March 31, 2005	Dallas Talley
Dallas Talley, Chairman of the Board and Chief Executive Officer